Via Facsimile and U.S. Mail
Mail Stop 4720

March 1, 2010

Mr. Liam E. McGee
Chairman and Chief Executive Officer
Hartford Financial Services Group, Inc.
One Hartford Plaza
Hartford, Connecticut 06155

Re: Hartford Financial Services Group, Inc.
        Form 8-K filed February 16, 2010
        File No. 001-13958

Dear Mr. McGee:

        We have completed our review of your above-referenced filing and have no
further comments at this time.

                                        Sincerely,

                                        Jeffrey Riedler
                                        Assistant Director